UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 Sanhedrin Boulevard,

North Industrial Zone,

Yavne 8110101, Israel

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ or Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously reported, the initial trial in the criminal proceeding against the Orbotech Ltd.’s Korean subsidiary and certain of its employees is in its final stage. The district court decision is now expected by the end of December 2013, subject to further change depending on the court’s schedule. Orbotech continues to have faith in the judicial process and believes it has safeguarded customers’ information from inappropriate disclosure in all circumstances.

The information on this Form 6-K shall not be deemed ‘filed’ for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Cautionary Statement Regarding Forward-Looking Statements

Except for historical information, the matters discussed in this press release are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this press release to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to its operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the timing, terms and success of any strategic transaction, the outcome and impact of the pending criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean Matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean Matter, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance, fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices and other risks detailed in the Company’s SEC reports, including the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2012. The Company assumes no obligation to update the information in this report to reflect new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD. (Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date:	November 14, 2013